Citigroup Inc.
Pricing Sheet No. 2014-CMTNG0324 dated December 19, 2014 relating to
Preliminary Pricing Supplement No. 2014-CMTNG0324 dated December 18, 2014
Registration Statement No. 333-192302
Filed Pursuant to Rule 433

300,000 Trigger Jump Securities Based on the SPDR® S&P® Oil & Gas Exploration & Production ETF Due March 23, 2017
Principal at Risk Securities
PRICING TERMS—DECEMBER 19, 2014
Underlying shares:	Shares of the SPDR® S&P® Oil & Gas Exploration & Production ETF (NYSE Arca symbol: “XOP”) (the “underlying share issuer” or “ETF”)
Aggregate stated principal amount:	$3,000,000
Stated principal amount:	$10 per security
Pricing date:	December 19, 2014
Issue date:	December 24, 2014
Valuation date:	March 20, 2017, subject to postponement if such date is not a scheduled trading day or if certain market disruption events occur
Maturity date:	March 23, 2017
Payment at maturity:
For each $10 stated principal amount security you hold at maturity:
▪  If the final share price is greater than or equal to the initial share price:
    $10 + the upside payment
▪  If the final share price is less than the initial share price but greater than or equal to the trigger price:
    $10
▪  If the final share price is less than the trigger price:
    $10 × the share performance factor
If the final share price is less than the trigger price, your payment at maturity will be less, and possibly significantly less, than $7.50 per security. You should not invest in the securities unless you are willing and able to bear the risk of losing a significant portion and up to all of your investment.

Initial share price:	$49.91, the closing price of the underlying shares on the pricing date
Final share price:	The closing price of the underlying shares on the valuation date
Upside payment:
$3.85 per security (38.50% of the stated principal amount). You will receive the upside payment only if the final share price is greater than or equal to the initial share price. Because of the upside payment, your payment at maturity will not be greater than $13.85.

Share performance factor:	The final share price divided by the initial share price
Trigger price:	$37.433, 75.00% of the initial share price
Listing:	The securities will not be listed on any securities exchange
CUSIP / ISIN:	17322X334 / US17322X3347
Underwriter:	Citigroup Global Markets Inc. (“CGMI”), an affiliate of the issuer, acting as principal
Underwriting fee and issue price:	Issue price(1)	Underwriting fee	Proceeds to issuer
Per security:	$10	$0.20(2)	$9.75
$0.05(3)
Total:	$3,000,000	$75,000.00	$2,925,000.00
(1) On the pricing date, the estimated value of the securities is $9.385 per security, which is less than the issue price.  The estimated value of the securities is based on CGMI's proprietary pricing models and our internal funding rate. It is not an indication of actual profit to CGMI or other of our affiliates, nor is it an indication of the price, if any, at which CGMI or any other person may be willing to buy the securities from you at any time after issuance.  See “Valuation of the Securities” in the related preliminary pricing supplement.
(2) CGMI, an affiliate of Citigroup Inc. and the underwriter of the sale of the securities, is acting as principal and will receive an underwriting fee of $0.25 for each $10 security sold in this offering. Certain selected dealers, including Morgan Stanley Wealth Management and their financial advisors, will collectively receive from CGMI a fixed selling concession of $0.20 for each $10 security they sell. Additionally, it is possible that CGMI and its affiliates may profit from hedging activity related to this offering, even if the value of the securities declines. See “Use of Proceeds and Hedging” in the accompanying prospectus.
(3) Reflects a structuring fee payable to Morgan Stanley Wealth Management by CGMI of $0.05 for each security.

You should read this document together with the related preliminary pricing supplement and the other following documents, each of which can be accessed via the following hyperlinks:

Preliminary Pricing Supplement dated December 18, 2014        Product Supplement No. EA-02-03 dated November 13, 2013

Underlying Supplement No. 3 dated November 13, 2013           Prospectus Supplement and Prospectus each dated November 13, 2013

The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

SPDR® is a registered trademark of S&P Dow Jones Indices LLC (“S&P Dow Jones”) and has been licensed for use by Citigroup Inc. and its affiliates. The securities are not sponsored, endorsed, sold or promoted by S&P Dow Jones. S&P Dow Jones makes no representations or warranties to the owners of the securities or any member of the public regarding the advisability of investing in the securities. S&P Dow Jones has no obligation or liability in connection with the operation, marketing, trading or sale of the securities.

Citigroup Inc. has filed a registration statement (including the preliminary pricing supplement and an accompanying product supplement, underlying supplement and prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. You should read the related preliminary pricing supplement and the accompanying product supplement, underlying supplement and prospectus supplement and prospectus in that registration statement (File No. 333-192302) and the other documents Citigroup Inc. has filed with the SEC for more complete information about Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, you can request the related preliminary pricing supplement and the accompanying product supplement, underlying supplement and prospectus supplement and prospectus by calling toll-free 1-800-831-9146.